Exhibit 99.4
Encana Corporation
Supplemental Financial Information (unaudited)
Exhibit to the June 30, 2011 Interim Consolidated Financial Statements
Consolidated Interest Coverage Ratios
The following ratios are provided in connection with the Company’s continuous offering of medium term notes and debt securities and are for the twelve month period then ended. The ratios for 2011 have been calculated based on the Company’s consolidated financial results prepared in accordance with International Financial Reporting Standards. The comparative ratios for 2010 reflect those previously disclosed in conjunction with the Company’s consolidated financial results prepared in accordance with Canadian generally accepted accounting principles.

For the twelve months ended June 30	2011	2010

Interest coverage on current and long-term debt (times)
Net Earnings (1)	1.7	4.2
Cash Flow (2)	8.8	12.8

(1)	Net Earnings before income tax and interest expense on current and long-term debt, divided by interest expense on current and long-term debt.

(2)
Cash Flow before income tax and interest expense on current and long-term debt, divided by interest expense on current and long-term debt. Cash Flow is a non-GAAP measure defined as Cash from Operating Activities excluding net change in other assets and liabilities and net change in non-cash working capital, which are reported in the Company’s Consolidated Statement of Cash Flows.